UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  February 21, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: February 21, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
1.1
Underwriting Agreement, dated February 16, 2012, among the Company and Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and RBC Capital Markets, LLC (as representatives of the several Underwriters) (which Underwriting Agreement is incorporated by reference as an exhibit to the Company’s Registration Statement on Form F-9 (File No. 333-167081)).

EXHIBIT 1.1

Underwriting Agreement

February 16, 2012
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated

As Representatives of the
several Underwriters listed
in Schedule 1 hereto

c/o	J.P. Morgan Securities LLC
383 Madison Avenue
New York, NY 10179
and
Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013
and
Merrill Lynch, Pierce, Fenner & Smith
        Incorporated
One Bryant Park
New York, NY 10036

Ladies and Gentlemen:

Teck Resources Limited, a Canadian corporation (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as the representatives (the “Representatives”), $500,000,000 principal amount of its 3.000% Notes due 2019 (the “2019 Notes”) and $500,000,000 principal amount of its 5.200% Notes due 2042 (the “2042 Notes” and, together with the 2019 Notes, the “Securities”) having the terms set forth in Schedule 2 hereto.  Payment of the principal of, and premium and interest, if any, on such Securities will be fully and unconditionally guaranteed on an unsecured, senior basis (the “Subsidiary Guarantees”) by the Guarantor.  Payments of the principal of, and premium and interest, if any, on the Subsidiary Guarantees will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis (the “Parent Guarantees” and together with the Subsidiary Guarantees, the “Guarantees”) by the Company.  The Securities will be issued pursuant to the Indenture (the “Base Indenture”), dated as of August 17, 2010, between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the fourth supplemental indenture, dated as of the Closing Date (as defined in the Standard Provisions), among the Company, Teck Metals Ltd. (the “Guarantor”) and the Trustee (the “Fourth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”).

The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to 99.705% of the principal amount of the 2019 Notes, plus accrued interest, if any, from February 28, 2012 to the Closing Date and 99.533% of the principal amount of the 2042 Notes, plus accrued interest, if any, from February 28, 2012 to the Closing Date.  The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

At the time of delivery of the Securities, the Company shall pay to the Representatives, for the account of each Underwriter, a fee (the “Underwriters’ Fee”) equal to 0.625% of the principal amount of the 2019 Notes and 0.875% of the principal amount of the 2042 Notes.  The parties agree that the Underwriters shall set off the Underwriters’ Fee against a portion of the purchase price payable to the Company in an amount equal to the Underwriters’ Fee, and payment by the Underwriters to the Company in accordance with the above paragraph of the purchase price net of the Underwriters’ Fee shall be full satisfaction of the Underwriters’ obligation to pay the purchase price for the Securities and of the Company’s obligation to pay the Underwriters’ Fee.

The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectuses.  The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

Payment for and delivery of the Securities shall be made at the offices of McMillan LLP at 10:00 A.M., New York City time, on February 28, 2012, or at such other time or place on the same or such other date, not later than the fifth Business Day thereafter, as the Representatives and the Company may agree upon in writing.

Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representatives against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Notes”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company.  The Global Notes will be made available for inspection by the Representatives not later than 1:00 P.M., New York City time, on the Business Day prior to the Closing Date.

Each Underwriter, severally and not jointly, represents, warrants and agrees that it and, if applicable, its affiliates purchasing the Securities, is acquiring the Securities pursuant to section 2.33 of NI 45-106, being an “underwriter” within the meaning of applicable Canadian securities laws who, as principal, is agreeing to purchase the Securities with a view to distribution.

2

All provisions contained in the document entitled Teck Resources Limited Debt Securities Underwriting Agreement Standard Provisions are incorporated by reference herein in their entirety and shall be deemed to be a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein, except that if any term defined in, or any term of, such Underwriting Agreement Standard Provisions is otherwise defined herein, or is contrary to the provisions hereof, the definition set forth herein or the provisions hereof, as the case may be, shall control.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

[Signature page follows]

3

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

TECK RESOURCES LIMITED

By	/s/ R.A. Millos
	Name:	R.A. Millos
	Title:	Senior Vice President, Finance and Chief Financial Officer

By	/s/ Peter Rozee
	Name:	Peter Rozee
	Title:	Senior Vice President, Commercial & Legal Affairs

[Underwriting Agreement – Signature Page]

TECK METALS LTD.

By	/s/ R.A. Millos
	Name:	R.A. Millos
	Title:	Senior Vice President, Finance and Chief Financial Officer

By	/s/ Peter Rozee
	Name:	Peter Rozee
	Title:	Senior Vice President, Commercial & Legal Affairs

[Underwriting Agreement – Signature Page]

Accepted: February 16, 2012

J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
                       Incorporated

For themselves and on behalf of the
several Underwriters listed
in Schedule 1 hereto.

[Underwriting Agreement – Signature Page]

J.P. Morgan Securities LLC

By	/s/ Robert Bottamedi
	Name:	Robert Bottamedi
	Title:	Vice President

[Underwriting Agreement – Signature Page]

Citigroup Global Markets Inc.

By	/s/ Brian D. Bednarski
	Name:	Brian D. Bednarski
	Title:	Managing Director

[Underwriting Agreement – Signature Page]

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By	/s/ Laurie Campbell
	Name:	Laurie Campbell
	Title:	Managing Director

[Underwriting Agreement – Signature Page]

Schedule 1

Underwriters	Aggregate Principal Amount of 2019 Notes to be Purchased		Aggregate Principal Amount of 2042 Notes to be Purchased
J.P. Morgan Securities LLC	US$	105,000,000	US$	105,000,000
Citigroup Global Markets Inc.		95,000,000		95,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		95,000,000		95,000,000
Goldman, Sachs & Co.		35,000,000		35,000,000
Morgan Stanley & Co. LLC		35,000,000		35,000,000
CIBC World Markets Corp.		18,000,000		18,000,000
Mizuho Securities USA Inc.		18,000,000		18,000,000
RBC Capital Markets, LLC		18,000,000		18,000,000
UBS Securities LLC		18,000,000		18,000,000
Barclays Capital Inc.		9,000,000		9,000,000
BMO Capital Markets Corp.		9,000,000		9,000,000
BNP Paribas Securities Corp.		9,000,000		9,000,000
Deutsche Bank Securities Inc.		9,000,000		9,000,000
HSBC Securities (USA) Inc.		9,000,000		9,000,000
RBS Securities Inc.		9,000,000		9,000,000
Scotia Capital (USA) Inc.		9,000,000		9,000,000
Total	US$	500,000,000	US$	500,000,000

Schedule 2

Representatives and Addresses for Notices:

J.P. Morgan Securities LLC
383 Madison Avenue
New York, NY 10179
Fax:  (212) 834-6081
Attention:  High Grade Syndicate Desk

and

Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013
Fax:  (212) 816-7912
Attention:  General Counsel

and

Merrill Lynch, Pierce, Fenner & Smith
        Incorporated
50 Rockefeller Plaza
NY1-050-12-01
New York, NY 10020
Fax:  (646) 855-5958
Attention:  High Grade Transaction Management / Legal

Certain Terms of the 2019 Notes:

Title of Securities:	3.000% Notes due 2019

Aggregate Principal Amount of Securities:	US$500,000,000

Maturity Date:	March 1, 2019

Interest Rate:	3.000%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2012 Interest will accrue from February 28, 2012

Record Dates:	February 15 and August 15

Redemption Provisions:	Make-whole call at T+25 bps at any time.

Initial public offering price:	99.705%

Underwriters’ fee:	0.625% of the principal amount of the 2019 Notes

Time of Sale:	3:44p.m., New York City time, February 16, 2012

Certain Terms of the 2042 Notes:

Title of Securities:	5.200% Notes due 2042

Aggregate Principal Amount of Securities:	US$500,000,000

Maturity Date:	March 1, 2042

Interest Rate:	5.200%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2012 Interest will accrue from February 28, 2012

Record Dates:	February 15 and August 15

Redemption Provisions:	Make-whole call at T+35 bps at any time before September 1, 2041. Callable at 100% at any time on or after September 1, 2041.

Initial public offering price:	99.533%

Underwriters’ fee:	0.875% of the principal amount of the 2042 Notes

Time of Sale:	3:44p.m., New York City time, February 16, 2012

Schedule 3

Final Term Sheet

Final Term Sheet as filed with the Securities and Exchange Commission on February 16, 2012

EXECUTION COPY

TECK RESOURCES LIMITED

Debt Securities

Underwriting Agreement Standard Provisions

From time to time, Teck Resources Limited, a Canadian corporation (the “Company”), may enter into one or more underwriting agreements in the form of Annex A hereto that incorporate by reference these Standard Provisions (collectively with these Standard Provisions, an “Underwriting Agreement”) that provide for the sale of the securities designated in such Underwriting Agreement (the “Securities”) to the several Underwriters named therein (the “Underwriters”), for whom the Underwriters named therein shall act as the representatives (the “Representatives”).  Payment of the principal of, and premium and interest, if any, on such Securities will be fully and unconditionally guaranteed, jointly and severally, on an unsecured, senior basis (the “Subsidiary Guarantees”) by the guarantors, if any, named in the Underwriting Agreement (the “Guarantors”).  Payments of the principal of, and premium and interest, if any, on the Subsidiary Guarantees will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis (the “Parent Guarantee” and together with the Subsidiary Guarantees, the “Guarantees”) by the Company.  The Underwriting Agreement, including these Standard Provisions, is sometimes referred to herein as this “Agreement”.  The Securities will be issued in one or more series pursuant to an Indenture to be dated as of or before the Closing Date (as defined below) (the “Base Indenture”) between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by one or more supplemental indentures among the Company, the Guarantors, and the Trustee (the “Supplemental Indentures” and, together with the Base Indenture, the “Indenture”).  The Securities will be issued in book-entry form in the name of Cede & Co., as nominee of The Depository Trust Company (the “Depositary”), pursuant to a Blanket Issuer Letter of Representations, dated May 5, 2009 (the “DTC Agreement”), among the Company and the Depositary.

1.       Registration Statement.  The Company has prepared and filed with the British Columbia Securities Commission (the “Reviewing Authority”) in accordance with National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 Shelf Distributions (collectively, the “Shelf Procedures”), a short form base shelf prospectus dated June 7, 2010 (the “Securities”) (the “Base Prospectus”), and has obtained from the Reviewing Authority a receipt for such Base Prospectus.  The Company also prepared and filed with the United States Securities and Exchange Commission (the “Commission”), in accordance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively called the “Securities Act”), a registration statement on Form F-9 (Registration No. 333-167081) relating to the Securities (such registration statement on Form F-9, including exhibits thereto and the documents incorporated by reference therein, as amended at the time it became effective (including Amendment No. 1 to the Form F-9), any post-effective amendment thereto, and any prospectus supplement relating to the Securities that is filed with the Commission and deemed part of such registration statement, is referred to herein as the “Registration Statement”).  The prospectus contained in the Registration Statement at the time it became effective is referred to as the “U.S. Basic Prospectus” and the short form base shelf prospectus relating to Securities at the time the Reviewing Authority issued a receipt for such short form base shelf prospectus is referred to herein as the “Canadian Base Prospectus”.  The U.S. Basic Prospectus and the Canadian Base Prospectus are sometimes referred to herein collectively as the “Basic Prospectus.”

The Company has prepared and will file with the Reviewing Authority in accordance with the Shelf Procedures, and with the Commission in accordance with General Instruction II.K. of Form F-9, a preliminary prospectus supplement to the Basic Prospectus specifically relating to the Securities.  The Company will prepare and file with the Reviewing Authority, in accordance with the Shelf Procedures within the earlier of (A) the date the U.S. Basic Prospectus is first sent or delivered to a purchaser and (B) two Business Days after the execution and delivery of this Agreement, and with the Commission in accordance with General Instruction II.K. of Form F-9 no later than the Commission’s close of business on the Business Day following the date of the filing thereof with the Reviewing Authority, a final prospectus supplement to the Basic Prospectus setting forth the terms of the relevant Securities and any other information deemed necessary or desirable by the Company and the Underwriters dated as of the relevant Underwriting Agreement.  The final prospectus supplement relating to the Securities filed with the Reviewing Authority, together with the Canadian Base Prospectus filed with, and for which a receipt was issued by the Reviewing Authority, and all documents incorporated by reference therein as of the date of such final prospectus supplement, is referred to herein as the “Canadian Prospectus”.  The final prospectus supplement relating to the Securities that was first filed with the Commission pursuant to General Instruction II.K. of Form F-9 after the Time of Sale (as defined below), together with the U.S. Basic Prospectus filed with the Commission and forming a part of the Registration Statement, and all documents incorporated by reference therein as of the date of such final prospectus supplement, is referred to herein as the “U.S. Prospectus”.  Any preliminary prospectus supplement to the Basic Prospectus which is used to offer the Securities prior to the filing of the Canadian Prospectus or the U.S. Prospectus, together with the Basic Prospectus filed with the Commission or with the Reviewing Authority, and all documents incorporated by reference therein as of the date of such prospectus supplement, is referred to herein as a “Preliminary Prospectus”.  Any reference to any amendment or supplement to the Registration Statement, any Preliminary Prospectus, the Canadian Prospectus or the U.S. Prospectus shall be deemed to refer and include any documents filed with the Reviewing Authority after the date of effectiveness of such Registration Statement or the date of such U.S. Prospectus and prior to the termination of the offering of the Securities and which are incorporated by reference in such Registration Statement, Preliminary Prospectus, Canadian Prospectus, or U.S. Prospectus.  The U.S. Prospectus and the Canadian Prospectus are sometimes referred to herein collectively as the “Prospectuses”.  The Company has prepared a preliminary offering memorandum (the “Preliminary Canadian Offering Memorandum”) and will prepare an offering memorandum dated the date hereof (the “Final Canadian Offering Memorandum”, and together with the Preliminary

Canadian Offering Memorandum, the “Canadian Offering Memorandum”) setting forth information concerning the Company and the Securities. References herein to the Preliminary Canadian Offering Memorandum and the Canadian Offering Memorandum shall be deemed to refer to and include any document incorporated by reference therein.

At or prior to the Time of Sale (as defined in the Terms Agreement), the Company had prepared the following information (collectively, the “Time of Sale Information”): if any, the Preliminary Prospectus used most recently prior to the Time of Sale, the final term sheet prepared and filed pursuant to Section 4(b) hereto, and each “free-writing prospectus” (as defined pursuant to Rule 405 under the Securities Act) listed on Schedule 4 hereto.

2.       Purchase of the Securities by the Underwriters.  (a) The Company agrees to issue and sell the Securities to the several Underwriters named in the Underwriting Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in the Underwriting Agreement at the purchase price set forth in the Underwriting Agreement.

(b)      Each of the Company and the Guarantors understands that the Underwriters intend to make a public offering of the Securities in the United States and an offering in certain provinces in Canada on a private placement basis under one or more exemptions from the prospectus requirement under the securities laws of the applicable provinces of Canada, either directly or through their respective U.S. or Canadian affiliates upon the terms set forth in the Prospectuses and the Canadian Offering Memorandum, as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and in the Prospectuses and the Canadian Offering Memorandum.  Each of the Company and the Guarantors acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell the Securities purchased by it to or through any Underwriter.

(c)      Payment for and delivery of the Securities will be made at the time and place set forth in the Underwriting Agreement.  The time and date of such payment and delivery is referred to herein as the “Closing Date”.

(d)      Each of the Company and the Guarantors acknowledges and agrees that the Underwriters are acting solely in the capacity of an arm's length contractual counterparty to the Company and the Guarantors with respect to the offering of the Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company, any Guarantor or any other person.  Additionally, neither the Representatives nor any other Underwriter is advising the Company, any Guarantor or any other person as to any legal, tax, investment,  accounting or regulatory matters in any jurisdiction.

Each of the Company and the Guarantors shall consult with their respective advisors concerning such matters and shall be responsible for making their respective independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company or any Guarantor with respect thereto.  Any review by the Underwriters of the Company, any Guarantor, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company or any Guarantor.  Each of the Company and the Guarantors agrees that it is solely responsible for making its own judgments in connection with the offering of the Securities (irrespective of whether any of the Underwriters has advised or is currently advising the Company or such Guarantor on related or other matters).

3.       Representations and Warranties of each of the Company and the Guarantors.  Each of the Company and the Guarantors jointly and severally represents and warrants to each Underwriter that:

(a)      Eligibility to Use Shelf Procedures.  The Company meets the eligibility requirements to use the Shelf Procedures and to file a short form base shelf prospectus with the Reviewing Authority under NI 44-101; the Base Prospectus and the Canadian Base Prospectus have been filed with the Reviewing Authority; a receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus and any amendment thereto; no order suspending the distribution of the Securities has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority.

(b)      Eligibility to Use MJDS.  Each of the Company and the Guarantors meets the general eligibility requirements for use of Form F-9 under the Securities Act, has filed a Registration Statement on Form F-9 (Registration No. 333-167081) and an Amendment No. 1 to the Form F-9 (Registration No. 333-167081) in respect of the Securities and the Guarantees and an appointment of agent for service of process on Form F-X (the “Form F-X”) in conjunction with the filing of such Registration Statement with the Commission and has caused the Trustee to prepare and file with the Commission a Statement of Eligibility and Qualification on Form T-1 (the “Form T-1”); the Registration Statement and any post-effective amendment thereto, in each case including the U.S. Prospectus related to the series of Securities offered, each in the form heretofore delivered or to be delivered to the Representatives and, including exhibits to such Registration Statement and any documents incorporated by reference in the U.S. Prospectus contained therein, for delivery by it to each of the other Underwriters, became effective under the Securities Act in such form; no other document with respect to the Registration Statement has heretofore been filed or transmitted for filing with the Commission and no other document incorporated by reference in the U.S. Prospectus contained therein has heretofore been filed with the Reviewing Authority, except for any documents filed with the Commission or the Reviewing Authority subsequent to the date of such effectiveness in the form heretofore delivered to the Representatives for delivery by it to each of the other Underwriters; no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or any Guarantor or related to the offering has been initiated or to the knowledge of the Company, threatened by the Commission.

(c)      Canadian Prospectuses.  The Base Prospectus and the Canadian Base Prospectus comply, and the Canadian Prospectus (and any further amendments or supplements thereto) will comply, in all material respects with the applicable requirements of the securities laws, rules, regulations and published policy statements, blanket orders, orders, national and local instruments and notices applicable in the Provinces of British Columbia (“British Columbia Securities Laws”); each of the Base Prospectus, the Canadian Base Prospectus and the Preliminary Canadian Offering Memorandum, as of its date, do not, and the Canadian Prospectus and the Canadian Offering Memorandum (and any further amendments or supplements thereto) will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, and each of the Base Prospectus, the Canadian Base Prospectus and the Preliminary Canadian Offering Memorandum constitute, and the Canadian Prospectus and the Canadian Offering Memorandum (and any further amendments or supplements thereto) will constitute, full, true and plain disclosure of all material facts relating to the Securities, the Guarantees, the Guarantors and the Company, in each case as of the time of filing thereof or, in the case of the Preliminary Canadian Offering Memorandum and the Canadian Offering Memorandum, as of the date thereof with the Reviewing Authority and as of the Closing Date; provided that each of the Company and the Guarantors make no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by, or on behalf of, such Underwriter through the Representatives expressly for use in any of the Base Prospectus and the Canadian Base Prospectus or the Canadian Prospectus or the Canadian Offering Memorandum.

(d)      Time of Sale Information.  The Time of Sale Information, at the Time of Sale did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in such Time of Sale Information.  No statement of material fact included in the U.S. Prospectus has been omitted from the Time of Sale Information and no statement of material fact included in the Time of Sale Information that is required to be included in the U.S. Prospectus has been omitted therefrom.

(e)      Issuer Free Writing Prospectus.  Other than any Preliminary Prospectus, the Prospectuses and the Canadian Offering Memorandum, each of the Company and the Guarantors (including its respective agents and representatives, other than the Underwriters in their capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Company or any Guarantor or their respective agents and representatives (other than a communication referred to in clause (i) below) an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act, (ii) the documents listed on Schedule 4 hereto, including the final term sheet contemplated by Section 4(b) hereof or (iii)  any electronic road show or other written communications, in each case approved in writing in advance by the Representatives.  Each such Issuer Free Writing Prospectus complied in all material respects with the Securities Act, has been filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with the Preliminary Prospectus accompanying, or delivered prior to delivery of such Issuer Free Writing Prospectus, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in any Issuer Free Writing Prospectus.

(f)       Compliance with Laws.  The Company and its subsidiaries are in compliance with, and conduct their businesses in conformity with, all applicable U.S., Canadian and foreign federal, state, provincial and local laws, rules and regulations and all applicable ordinances, judgments, decrees, orders and injunctions of any court or governmental agency or body, the Toronto Stock Exchange and the New York Stock Exchange, except where the failure to be in compliance or conformity would not result in a Material Adverse Effect (as defined below).  The Company is a reporting issuer under the securities laws of each of the provinces and territories of Canada (collectively the “Canadian Jurisdictions”) that recognizes the concept of reporting issuer, is not in default under the applicable securities legislation of the Canadian Jurisdictions, and the respective rules, regulations and written and published policies thereunder, except where such default would not result in a Material Adverse Effect and is not on the list of defaulting reporting issuers maintained by the applicable securities regulatory authority (the “Canadian Regulatory Authorities”) in each such Canadian Jurisdiction that maintains such a list; and the Company has not filed any confidential material change reports or other documents that have been filed on a confidential basis with the Canadian Regulatory Authorities that remain confidential at the date hereof.

(g)      Incorporated Documents.  The documents incorporated by reference into the Canadian Prospectus, the Canadian Offering Memorandum and the Time of Sale Information when they were filed with the Reviewing Authority, conformed in all material respects to the requirements of the securities laws, rules, regulations and published policy statements, blanket orders, orders, national and local instruments and notices applicable in each of the provinces of Canada (“Canadian Securities Laws”), and any report filed on Form 6-K or Form 40-F deemed to be incorporated by reference into the Time of Sale Information, the U.S. Prospectus and the Registration Statement

conformed or will conform in all material respects to the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the Commission thereunder and any further documents so filed and incorporated by reference in the Time of Sale Information, the Canadian Prospectus and the U.S. Prospectus or any amendment or supplement thereto, when such documents are filed with the Reviewing Authority or the Commission, will conform in all material respects to the requirements of Canadian Securities Laws or the Exchange Act, as applicable.

(h)      Compliance with Securities Laws.  The Registration Statement, at the time it became effective, did and the U.S. Prospectus on the date it is first filed, did and on the Closing Date, will conform in all material respects with the Canadian Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-9 and the applicable rules and regulations of the Commission thereunder), and with the Securities Act and the rules and regulations of the Commission under the Securities Act; on the date each was first filed, the Canadian Base Prospectus did and the Canadian Prospectus will, and on the Closing Date each will, conform in all material respects with the applicable requirements of British Columbia Securities Laws; as of the date thereof, the Preliminary Canadian Offering Memorandum did, and as of the date thereof and on the Closing Date the Final Canadian Offering Memorandum will, conform in all material respects with the applicable requirements of Canadian Securities Laws; the Registration Statement, at the time it became effective, and the Basic Prospectus as of its filing date, and in each case at the Time of Sale, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Canadian Prospectus, the Canadian Offering Memorandum and the U.S. Prospectus, will not as of their filing dates or the date thereof, as applicable, and as of the Closing Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement, the Canadian Prospectus, the Canadian Offering Memorandum or the U.S. Prospectus, or to the Form T-1 of the Trustee.

(i)       Financial Statements.  The financial statements and the related notes thereto included or incorporated by reference in each of the Registration Statement, the Time of Sale Information, the Canadian Offering Memorandum and the Prospectuses comply in all material respects with the applicable requirements of the Canadian Securities Laws and present fairly the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles (“U.S. GAAP”) in accordance with the provisions of Item 18 of Form 20-F under the Exchange Act, or International Financial Reporting Standards as issued by the International Accounting

Standards Board (“IFRS”), as applicable, in each case applied on a consistent basis throughout the periods covered thereby.  Any selected financial data set forth under the caption “Selected Consolidated Financial and Production Data” (or other similar caption) in the Time of Sale Information, the Canadian Prospectus, the Canadian Offering Memorandum, the U.S. Prospectus and the Registration Statement fairly present or will present, on the basis stated under such caption in the Time of Sale Information, the Canadian Prospectus, the Canadian Offering Memorandum, the U.S. Prospectus and the Registration Statement, the information included therein.

(j)       No Material Adverse Change.  Since the date of the most recent financial statements of the Company included or incorporated by reference in each of the Time of Sale Information, the Registration Statement, the Canadian Offering Memorandum and the Prospectuses, (i) there has not been any material change in the share capital or long-term debt of the Company or any of its subsidiaries taken as a whole, any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of shares, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position or results of operations of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each of clauses (i) through (iii) above as otherwise disclosed in the Time of Sale Information, the Registration Statement, the Canadian Offering Memorandum and the Prospectuses.

(k)      Organization and Good Standing.  Each of the Company and its subsidiaries has been duly created, incorporated, amalgamated, formed or organized and is validly existing and up to date in all corporate or other filings under the laws of its respective jurisdictions of organization, is duly qualified to do business in each jurisdiction in which its respective ownership or lease of property or the conduct of its respective businesses requires such qualification or formation, and has all power and authority necessary to own, hold or lease its respective properties and to conduct the businesses in which it is engaged as described in the Time of Sale Information, the Registration Statement, the Canadian Offering Memorandum and the Prospectuses, except where the failure to be so qualified or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under the Securities (a “Material Adverse Effect”).  The subsidiaries listed on Exhibit A attached hereto are the only Significant Subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X under the Securities Act) and significant partnerships of the Company and there are no other subsidiaries material to the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, except Compañía Minera Quebrada Blanca S.A.

(l)       Capitalization.  The Company has an authorized capitalization as set forth in the Time of Sale Information, the Canadian Offering Memorandum and the Prospectuses under the heading “Capitalization”; and all the outstanding shares of capital stock or other equity interests of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable, and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer (except as may be set out in the constating documents of each subsidiary of the Company) or any other claim of any third party, in each case, except (i) as otherwise described in the Time of Sale Information, the Registration Statement, the Canadian Offering Memorandum and the Prospectuses or (ii) as would not result in a Material Adverse Effect.

(m)     Due Authorization.  Each of the Company and Guarantors has full right, power and authority to execute and deliver this Agreement, the Securities, the Guarantees and the Indenture, as applicable (collectively, the “Transaction Documents”), and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(n)      The Indenture.  The Base Indenture and the Supplemental Indentures, each of which has been duly authorized by each of the Company and the Guarantors, will be duly executed and delivered by each of the Company and the Guarantors, on or before the Closing Date and when duly executed and delivered by the Company, each Guarantor and the Trustee, will constitute a valid and legally binding agreement of each of the Company and the Guarantors, enforceable against each of the Company and the Guarantors, in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law (collectively, the “Enforceability Exceptions”).  The Indenture has been duly qualified under the Trust Indenture Act and complies in all material respects with the provisions of the Trust Indenture Act that are substantially similar to Sections 90 to 101 of the Business Corporations Act (British Columbia) and Part VIII of the Canada Business Corporations Act (Canada).

(o)      The Securities and the Guarantees.  The Securities and the Guarantees have been duly authorized by each of the Company and the Guarantors, as applicable, and, when the Securities have been duly executed, authenticated, issued and delivered as provided in the Indenture and, when paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of each of the Company and the Guarantors, as applicable, enforceable against each of the Company and the Guarantors, as applicable, in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

(p)      Underwriting Agreement.  This Agreement has been duly authorized, executed and delivered by each of the Company and the Guarantors.

(q)      The DTC Agreement.  The DTC Agreement has been duly authorized, executed and delivered by the Company in accordance with its terms, and constitutes a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions, and except that rights to indemnity and contribution thereunder may be limited by applicable law and public policy.

(r)      Descriptions of the Transaction Documents.  Each Transaction Document conforms in all material respects to the description thereof contained in the Time of Sale Information, the Registration Statement, the Canadian Offering Memorandum and the Prospectuses.

(s)      No Violation or Default.  Other than as described in the Time of Sale Information, the Registration Statement, the Canadian Offering Memorandum or the Prospectuses, neither the Company nor any of its subsidiaries is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(t)       No Conflicts.  The issuance and sale of the Securities (including the Guarantees) and compliance by each of the Company and the Guarantors with the terms thereof, the execution, delivery and performance by each of the Company and the Guarantors of each of the Transaction Documents to which it is a party, and the consummation of the transactions contemplated by the Transaction Documents will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default (whether actual or after notice or lapse of time or both) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or any of its subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority applicable to the Company or any of its subsidiaries, except, in the case of clauses (i) and (iii) above, for any such conflict, breach or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(u)      No Consents Required.  No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by each of the Company and the Guarantors of each of the Transaction Documents to which it is a party, the issuance and sale of the Securities (including the Guarantees) outside of Canada or privately within Canada and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents, except for such consents, approvals, authorizations, orders and registrations or qualifications (i) as have been obtained under the Securities Act, Section 82(3) of the Canada Business Corporations Act, the British Columbia Securities Laws, the Business Corporations Act (British Columbia) and the Trust Indenture Act, in each case, to the extent applicable, and (ii) as may be required under applicable state or provincial securities laws in connection with the purchase and distribution of the Securities by the Underwriters.

(v)      Legal Proceedings.  Except as described in the Time of Sale Information, the Registration Statement, the Canadian Offering Memorandum and the Prospectuses, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect; no such investigations, actions, suits or proceedings are threatened or, to the knowledge of the Company, contemplated by any governmental or regulatory authority or threatened by others; and (i) there are no current or pending legal, governmental or regulatory actions, suits or proceedings that are required under the Securities Act to be described in the Prospectuses or the Canadian Offering Memorandum that are not so described and (ii) there are no contracts or other documents that are required under the British Columbia Securities Laws or Securities Act to be filed as exhibits to the Registration Statement or described in the Time of Sale Information, the Registration Statement, the Canadian Offering Memorandum or the Prospectuses that are not so filed or described.

(w)     Other Reports and Information.  There are no reports or information that, in accordance with applicable Canadian Securities Laws, must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents required to be delivered to or filed with the Canadian Regulatory Authorities in connection with the Canadian Offering Memorandum that have not been delivered or filed as required except for the Canadian Offering Memorandum and any amendment thereto, the Form 45-106F6 - British Columbia Report of Exempt Distribution and the Form 45-106F1 - Report of Exempt Distribution, each of which will be filed with the applicable Canadian Regulatory Authorities under the applicable Canadian Securities Laws relating to the private placement of the Securities within the time prescribed by applicable Canadian Securities Laws.

(x)      Private Placement Securities Law Exemption.  It is not necessary, in connection with the issuance and sale of the Securities to the Underwriters and the offer, resale and delivery of the Securities by the Underwriters in the Canadian Jurisdictions by way of private placement in the manner contemplated by this Agreement, the Time of Sale Information, and the Canadian Offering Memorandum, to qualify, by prospectus or otherwise, the distribution of the Securities under any applicable Canadian Securities Laws.

(y)      Independent Accountants.  PricewaterhouseCoopers LLP, who have audited certain financial statements of the Company and its subsidiaries, are an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Accounting Oversight Board (United States) and as required by the Securities Act.  There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with PricewaterhouseCoopers LLP.

(z)      Investment Company Act.  Each of the Company and the Guarantors is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Time of Sale Information and the Prospectuses, will not be required to be registered as an “investment company” pursuant to the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(aa)    Forward-Looking Statements.  No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) or as defined under Canadian Securities Laws contained or incorporated by reference in the Registration Statement, the Canadian Offering Memorandum and the Prospectuses has been made or reaffirmed without a bona fide basis or has been disclosed other than in good faith or does not reflect the Company’s good faith best estimate of the matters described therein and the assumptions used in the preparation of any projections are reasonable.

(bb)    Title to Real and Personal Property.  Except as described in the Time of Sale Information, the Registration Statement or the Prospectuses, the Company and its subsidiaries have good and marketable title in fee simple, in the case of real property, and valid title, in the case of personal property, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(cc)    Licenses and Permits.  Except as described in the Time of Sale Information, the Registration Statement, the Canadian Offering Memorandum and the Prospectuses, the Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, provincial, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Time of Sale Information, the Registration Statement, the Canadian Offering Memorandum and the Prospectuses, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Time of Sale Information, the Registration Statement and the Prospectuses or as would not have a Material Adverse Effect, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

(dd)    Compliance With Environmental Laws.  Except as described in the Time of Sale Information, the Registration Statement and the Prospectuses, the Company and its subsidiaries (i) are in compliance with any and all applicable federal, state, provincial, local and foreign laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except in any such case for any such failure to comply with, or failure to receive required permits, licenses or approvals, or liability as would not, individually or in the aggregate, have a Material Adverse Effect.

(ee)    No Withholding Taxes.  All payments of interest, principal and premium, if any, made by the Company on the Securities are not subject to withholding or other taxes under the current laws and regulations of Canada (assuming that any officially proposed amendments to such laws or regulations proposed by the date hereof will be enacted or promulgated in the manner proposed), and are otherwise free and clear of any other tax, withholding or deduction in Canada without the necessity of obtaining any consent, approval, authorization, order, permit, license, filing, registration, clearance or qualification of, or with any statute, order, rule or regulation of any court or governmental agency or body or any arbitrator of any kind having jurisdiction over the Company or any of its subsidiaries or any of their properties in Canada, provided that, in all cases, the Underwriters and any other recipients of such interest, principal and premium, if any, for purposes of the Income Tax Act (Canada) and at all relevant times, are not resident or deemed to be resident in Canada, deal at arm’s length with the Company (and its subsidiaries and successors), do not use or hold (and are not deemed to use or hold) Securities in connection with a trade or business carried on or deemed to be carried on in Canada, and are not insurers that carry on an insurance business in Canada and elsewhere.

(ff)      Business With Cuba.  The Company has complied with all provisions of Section 517.075, Florida Statutes (Chapter 92-198, Laws of Florida) relating to doing business with the Government of Cuba or with any person or affiliate located in Cuba.

(gg)    Disclosure Controls.  The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act and National Instrument 52-109 — Certificate of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act and Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Commission’s and Canadian Regulatory Authorities’ rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act and as contemplated under NI 52-109.  Multilateral Instrument 52-109 – Certification of Disclosure in Issuers Annual and Interim Filings.

(hh)    Accounting Controls.  The Company and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act and NI 52-109) that comply with the requirements of the Exchange Act and NI 52-109 and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles or IFRS, including, but not limited to internal accounting controls sufficient to provide reasonable assurance (i) that transactions are executed in accordance with management's general or specific authorizations; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles or IFRS and to maintain asset accountability; (iii) that access to assets is permitted only in accordance with management's general or specific authorization; (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s annual financial statements or interim financial statements.  Since the date of the most recent balance sheet of the Company included or incorporated by reference in each of the Time of Sale Information, the Registration Statement, the Canadian Offering Memorandum and the Prospectuses, the Company’s auditors and the Audit Committee of the Board of Directors have not been advised of: (A) any significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  Except as disclosed in the Registration Statement, the

Time of Sale Information, the Canadian Offering Memorandum and the Prospectuses, there are no material weaknesses in the Company’s internal controls.

(ii)      Status under the Securities Act.  The Company is not and no Guarantor is an ineligible issuer as defined under the Securities Act, in each case at the times specified in the Securities Act in connection with the offering of the Securities.

(jj)      No Unlawful Contributions or Other Payments.  None of the Company, any of its subsidiaries or, to the best knowledge of the Company, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the FCPA or the CFPOA, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, and the Company, its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

“FCPA” means Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“CFPOA” means the Corruption of Foreign Public Officials Act (Canada).

(kk)    No Conflict with Money Laundering Laws.  The operations of the Company and its subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime Money (Money Laundering) Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency to which the Company and its subsidiaries are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ll)      No Broker’s Fees.  Neither the Company nor any of their subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against any of them or any Underwriter for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Securities.

(mm)  No Stabilization.  Each of the Company and the Guarantors has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(nn)    Sarbanes Oxley Act.  There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes Oxley Act 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(oo)    No Restrictions on Subsidiaries.  No subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any such subsidiary’s properties or assets to the Company or any other subsidiary of the Company, except for customary restrictions contained in joint venture and similar agreements, other than as described in the Time of Sale Information, the Registration Statement, the Canadian Offering Memorandum and the Prospectuses.

(pp)    No Conflict with OFAC Laws.  Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering of the Securities, or lend, contribute or otherwise make available such proceeds, to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

4.       Further Agreements of each of the Company and the Guarantors.  Each of the Company and the Guarantors covenants and agrees with each Underwriter that:

(a)      Filings with the Reviewing Authority and the Commission.  Subject to paragraph 4(d) and immediately following the Time of Sale, the Company and the Guarantors will prepare the Canadian Prospectus, the Canadian Offering Memorandum and the U.S. Prospectus setting forth the principal amount of Securities and Guarantees covered thereby and their terms not otherwise specified in the Indenture pursuant to which the Securities and the Guarantees are being issued, the names of the Underwriters participating in the offering and the principal amount of Securities which each severally has agreed to purchase, the names of the Underwriters acting as co-managers in connection with the offering, the price at which the Securities are to be purchased by the Underwriters from the Company, the initial public offering price, the selling concession and reallowance, if any, in a form approved by the Representatives and shall file the Canadian Prospectus with the Reviewing Authority in accordance with the Shelf Procedures and the U.S. Prospectus with the Commission pursuant to

General Instruction II.K. of Form F-9 not later than the Commission's close of business on the Business Day following the date of the filing thereof with the Reviewing Authority; will file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act and the Company will furnish copies of the Prospectuses, the Canadian Offering Memorandum and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Underwriters in New York City as soon as practicable, but in no event later than 12:00 p.m. New York City time on the second Business Day next succeeding the date of the Underwriting Agreement in such quantities as the Representatives may reasonably request.

(b)      Final Term Sheet. The Company and the Guarantors will prepare a final term sheet in the form approved by the Representatives and attached as Schedule 3 hereto and file such term sheet pursuant to Rule 433(d) within the time required by such Rule.

(c)      Delivery of Copies.  The Company, on behalf of itself and each Guarantor, will deliver, without charge, to each Underwriter as many copies of any Preliminary Prospectus and Preliminary Canadian Offering Memorandum (including all amendments and supplements thereto and documents incorporated by reference therein), and any other Time of Sale Information, and during the Prospectus Delivery Period (as defined below), as many copies of the Prospectuses and Final Canadian Offering Memorandum (including all amendments and supplements thereto and documents incorporated by reference therein) and each Issuer Free Writing Prospectus, as the Representatives may reasonably request.  As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Securities as in the opinion of counsel for the Underwriters a prospectus relating to the Securities is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Securities by any Underwriter or dealer.

(d)      Amendments or Supplements.  During the Prospectus Delivery Period, before using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before making or filing, as applicable, any amendment or supplement to the Registration Statement, the Canadian Offering Memorandum or the Prospectuses, the Company, on behalf of itself and each Guarantor, will furnish to the Representatives and counsel for the Underwriters a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and the Company will not and no Guarantor will use, authorize, approve, refer to or file any such proposed amendment or supplement to which the Representatives reasonably objects.

(e)      Notice to the Representatives.  The Company or any Guarantor, as applicable, will advise the Representatives promptly, and confirm such advice in writing, (i) when any amendment to the Registration Statement has been filed or becomes effective; (ii) when any supplement to the Prospectuses or any Issuer Free Writing Prospectus or any amendment to the Prospectuses has been filed; (iii) of any request by the Reviewing Authority or the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectuses or the receipt of any comments from the Reviewing Authority or the Commission relating to the Canadian Prospectus, Registration Statement or any other request by the Reviewing Authority or the Commission for any additional information; (iv) of the issuance by the Commission of any stop order or order suspending the effectiveness of the Registration Statement or the issuance by the Reviewing Authority or the Commission of an order preventing or suspending the use of any Preliminary Prospectus, the Time of Sale Information or the Prospectuses or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (v) of the occurrence of any event within the Prospectus Delivery Period as a result of which any of the Prospectuses, the Canadian Offering Memorandum, the Time of Sale Information or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (vi) of the receipt by the Company or any Guarantor of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and each of the Company and the Guarantors will use its reasonable best efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus, the Time of Sale Information or the Prospectuses or suspending any such qualification of the Notes or the Guarantees and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(f)       Ongoing Compliance of the Prospectus.  (1) If during the Prospectus Delivery Period (i) any event shall occur or condition shall exist as a result of which the Prospectuses or the Canadian Offering Memorandum as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) it is necessary to amend or supplement the Prospectuses or the Canadian Offering Memorandum to comply with applicable law, subject to Section 4(d), the Company will immediately notify the Representatives thereof and forthwith prepare and, subject to Section 4(d), file with the Reviewing Authority, as applicable, and the Commission and furnish to the Underwriters and to such dealers as the Representatives may designate, such amendments or supplements to the Prospectuses or the Canadian Offering Memorandum (or any document to be filed with the Commission or the Reviewing Authority and incorporated by reference therein) as may be necessary so that the statements in the Prospectuses or the Canadian Offering Memorandum as so amended or supplemented (or any document to be filed with the Commission or the Reviewing Authority and incorporated by reference therein) will not, in the light of the circumstances under which they were made, be misleading or so that the Prospectuses or the Canadian Offering Memorandum will comply with applicable law and (2) if at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) it is necessary to amend or supplement the Time of

Sale Information to comply with law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to Section 4(d), file with the Commission (to the extent required) and furnish to the Underwriters and to such dealers as the Representatives may designate, such amendments or supplements to the Time of Sale Information (or any document to be filed with the Commission or the Reviewing Authority and incorporated by reference therein) as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will not, in light of the circumstances under which they were made, be misleading or so that the Time of Sale Information will comply with applicable law.

(g)      Blue Sky Compliance.  Each of the Company and the Guarantors will qualify the Securities and the Guarantees for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives shall reasonably request and will continue such qualifications in effect so long as required for distribution of the Securities; provided that the Company shall not and no Guarantor shall be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(h)      Earnings Statement.  The Company will make generally available to its security holders and the Representatives as soon as practicable an earnings statement that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the “effective date” (as defined in Rule 158) of the Registration Statement.

(i)       Clear Market.  During the period from the date hereof through and including the Closing Date or such later date as is specified in the Underwriting Agreement, the Company will not, directly or indirectly, offer, sell, pledge, transfer, contract to sell or otherwise dispose of any debt securities issued or guaranteed by the Company and having a tenor of more than one year, without the prior written consent of the Representatives, which consent shall not be unreasonably withheld.

(j)       Use of Proceeds.  The Company will apply the net proceeds from the sale of the Securities as described in the Time of Sale Information and the Prospectuses under the heading “Use of Proceeds”.

(k)      The Depositary.  The Company will assist the Underwriters in arranging for the Securities to be eligible for clearance and settlement through the Depositary.

(l)       No Stabilization.  The Company will not, and no Guarantor will, take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(m)     Record Retention.  Each of the Company and the Guarantors will comply with the retention requirements applicable to Issuer Free Writing Prospectuses that are not filed with the Commission of Rule 433 under the Securities Act.

(n)      Filing of Exchange Act Documents.  Each of the Company and the Guarantors will file promptly all reports required to be filed by the Company with the Reviewing Authority pursuant to British Columbia Securities Laws and with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act during the Prospectus Delivery Period.

5.       Conditions of Underwriters' Obligations.  The obligation of each Underwriter to purchase Securities on the Closing Date as provided herein is subject to the performance by each of the Company and the Guarantors of its respective covenants and other obligations hereunder and to the following additional conditions:

(a)      Registration Compliance; No Stop Order.  The Canadian Prospectus shall have been filed with the Reviewing Authority under the Shelf Procedures and the U.S. Prospectus shall have been filed with the Commission pursuant to General Instructions II.K. of Form F-9 under the Securities Act, in each case, within the applicable time period prescribed for such filing and in accordance with Section 4(a) hereof; the final term sheet contemplated by Section 4(b) hereof, and any other material required to be filed by the Company or any Guarantor pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time prescribed for such filing by Rule 433; no order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Reviewing Authority or the Commission; and all requests by the Reviewing Authority and the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(b)      Representations and Warranties.  The representations and warranties of the Company and the Guarantors contained herein shall be true and correct on the date an Underwriting Agreement is executed and delivered and on and as of the Closing Date; the statements of the Company and any Guarantor and its respective officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date.

(c)      No Downgrade.  Subsequent to the Execution Time, (i) no downgrading shall have occurred in the rating accorded the Securities, or any other debt securities or preferred stock of, or other debt securities guaranteed by, the Company or any of its subsidiaries by Moody’s Investors Services, Inc. (or any successor to the rating agency business thereof) or Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc. (or any successor to the rating agency business thereof) and (ii) neither of such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Securities, or of any other debt securities or preferred stock of, or other debt securities guaranteed by, the Company or any of its subsidiaries (other than an announcement with positive implications of a possible upgrading).

(d)      No Material Adverse Change.  No event or condition of a type described in Section 3(j) hereof shall have occurred or shall exist, which event or condition is not described in the Registration Statement, Time of Sale Information (excluding any amendment or supplement thereto) and the Prospectuses (excluding any amendment or supplement thereto) and the effect of which in the judgment of the Representatives makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectuses.

(e)      Officer's Certificate of the Company.  The Representatives shall have received on and as of the Closing Date a certificate of an executive officer of the Company who has specific knowledge of the Company’s financial matters and is reasonably satisfactory to the Representatives (i) confirming that such officer has carefully reviewed the Registration Statement, the Time of Sale Information and the Prospectuses and, to the best knowledge of such officer, the representations set forth in Sections 3(a), 3(b), 3(c), 3(d), 3(e) and 3(h) hereof are true and correct, (ii) confirming that the other representations and warranties of the Company in this Agreement are true and correct and that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date and (iii) to the effect set forth in paragraphs (a), (c) and (d) above.

(f)      Officer's Certificate of the Guarantors.  The Representatives shall have received on and as of the Closing Date a certificate of an executive officer of each of the Guarantors who has specific knowledge of such Guarantor’s financial matters and is reasonably satisfactory to the Representatives (i) confirming that such officer has carefully reviewed the Registration Statement, the Time of Sale Information and the Prospectuses and that the Registration Statement, the Time of Sale Information and the Prospectuses do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) confirming that the representations and warranties of such Guarantor in this Agreement are true and correct and that such Guarantor has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date and (iii) to the effect set forth in paragraphs (a) and (d) above.

(g)      Comfort Letters.  On the date of this Agreement and on the Closing Date, PricewaterhouseCoopers LLP shall have furnished to the Representatives, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the Time of Sale Information, the Canadian Offering Memorandum and the Prospectuses; provided that the letter delivered on the Closing

Date shall use a “cut-off” date no more than three Business Days prior to the Closing Date.

(h)      Opinion of U.S. Counsel for the Company.  Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Company and the Guarantors, shall have furnished to the Representatives, their written opinion, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex B hereto.

(i)       Opinion of Canadian Counsel for the Company.  McMillan LLP, Canadian counsel for the Company and the Guarantors, shall have furnished to the Representatives their written opinion, dated the Closing Date and addressed to the Underwriters, with respect to the laws of each of the provinces of Canada and the federal laws of Canada applicable therein, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex C hereto which counsel may in turn rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of British Columbia, Ontario and Quebec (and the laws of Canada applicable therein).

(j)       Opinion of U.S. Counsel for the Underwriters.  The Representatives shall have received on and as of the Closing Date an opinion of Shearman & Sterling LLP, U.S. counsel for the Underwriters, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(k)      No Legal Impediment to Issuance.  No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Securities or the issuance of the Guarantees; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Securities or the issuance of the Guarantees.

(l)       Good Standing.  The Representatives shall have received on and as of the Closing Date (or as of a date reasonably before the Closing Date in the judgment of the Representatives) certificates of compliance, good standing or their equivalent for each of the Company and the Guarantors and their respective Significant Subsidiaries in their respective jurisdictions of incorporation, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

(m)     Additional Documents.  On or prior to the Closing Date, each of the Company and the Guarantors shall have furnished to the Representatives such further certificates and documents as the Representatives may reasonably request.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

6.       Indemnification and Contribution.

(a)      Indemnification of the Underwriters.  Each of the Company and the Guarantors, jointly and severally, agrees to indemnify and hold harmless each Underwriter, its affiliates, directors, officers and agents, and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, reasonable legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in the U.S. Prospectus (or any amendment or supplement thereto), the Canadian Prospectus, the Canadian Offering Memorandum (or any amendment or supplement thereto), any Preliminary Prospectus, any Issuer Free Writing Prospectus or any Time of Sale Information, or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each of clauses (i) and (ii) above, except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein.

(b)      Indemnification of the Company.  Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless each of the Company and the Guarantors, their respective directors, each of their respective officers who signed the Registration Statement and each person, if any, who controls the Company or any Guarantor, as applicable, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Underwriter furnished to the Company or any Guarantor in writing by such Underwriter through the Representatives expressly for use in the Registration Statement, any Issuer Free Writing Prospectus or any Time of Sale Information and the Prospectuses (or any amendment or supplement thereto) or any Preliminary Prospectus or Canadian Offering Memorandum, it being understood and agreed that the only such information consists of the information identified in the Underwriting Agreement as being provided by the Underwriters.

(c)      Notice and Procedures.  If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 6 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 6.  If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person (who shall not, without the  consent of the Indemnified Person, be counsel to the Indemnifying Person) and any others entitled to indemnification pursuant to this Section 6 that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such proceeding and shall pay the fees and expenses of such counsel related to such proceeding as incurred.  In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred.  Any such separate firm for any Underwriter, its affiliates, directors, officers and agents and any control persons of such Underwriter shall be designated in writing by the Representatives and any such separate firm for each of the Company and the Guarantors, their respective directors, their respective officers who signed the Registration Statement and any control persons of the Company or Guarantor, as applicable, shall be designated in writing by the Company.  The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment.  In addition, the Indemnifying Person shall deposit with its counsel, cash or the equivalent in immediately available funds in an amount sufficient to reimburse any reasonable fees and expenses of counsel as evidenced by written invoices or accounts of counsel for the Indemnified Person.  No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person,  from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d)      Contribution.  If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantors on the one hand and the Underwriters on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company and the Guarantors on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company and the Guarantors on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company and the Guarantors from the sale of the Securities and the total underwriting discounts and commissions received by the Underwriters in connection therewith, in each case as set forth in the table on the cover of the Prospectuses, bear to the aggregate offering price of the Securities.  The relative fault of the Company and the Guarantors on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or any Guarantor or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)      Limitation on Liability.  The Company, each Guarantor and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above.  The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim.  Notwithstanding the provisions of this Section 6, in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the offering of the Securities exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters' obligations to contribute pursuant to this Section 6 are several in proportion to their respective purchase obligations hereunder and not joint.

(f)       Non-Exclusive Remedies.  The remedies provided for in this Section 6 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

7.       Termination.  This Agreement may be terminated in the absolute discretion of the Representatives, by notice to the Company, if after the execution and delivery of this Agreement and on or prior to the Closing Date (i) trading generally shall have been suspended or materially limited on the New York Stock Exchange, the over the counter market or the Toronto Stock Exchange; (ii) trading of any securities issued or guaranteed by the Company or any Guarantor shall have been suspended on any exchange or in any over the counter market; (iii) a general moratorium on commercial banking activities shall have been declared by Canadian or U.S. federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the judgment of the Representatives, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectuses.

8.       Defaulting Underwriter.  (a)  If, on the Closing Date, any Underwriter defaults on its obligation to purchase the Securities that it has agreed to purchase hereunder, the non-defaulting Underwriters may in their discretion arrange for the purchase of such Securities by other persons satisfactory to the Company on the terms contained in this Agreement.  If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Securities, then the Company shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Underwriters to purchase such Securities on such terms.  If other persons become obligated or agree to purchase the Securities of a defaulting Underwriter, either the non-defaulting Underwriters or the Company may postpone the Closing Date for up to five full Business Days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Underwriters may be necessary in the Registration Statement, the Time of Sale Information, the Canadian Offering Memorandum and the Prospectuses or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Registration Statement, the Time of Sale Information, the Canadian Offering Memorandum and the Prospectuses that effects any such changes.  As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in the

Underwriting Agreement that, pursuant to this Section 8, purchases Securities that a defaulting Underwriter agreed but failed to purchase.

(b)      If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities, then the Company shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Securities that such Underwriter agreed to purchase hereunder plus such Underwriter's pro rata share (based on the principal amount of Securities that such Underwriter agreed to purchase hereunder) of the Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made.

(c)      If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non-defaulting Underwriters.  Any termination of this Agreement pursuant to this Section 8 shall be without liability on the part of the Company or the Guarantors, except that each of the Company and the Guarantors will continue to be liable for the payment of expenses as set forth in Section 9 hereof and except that the provisions of Section 6 hereof shall not terminate and shall remain in effect.

(d)      Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company or any non-defaulting Underwriter for damages caused by its default.

9.       Payment of Expenses.  (a)  Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, each of the Company and the Guarantors jointly and severally agree to pay or cause to be paid all costs and expenses incident to the performance of the Company’s and the Guarantors’ obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and the Guarantees and any taxes payable in that connection; (ii) the costs incident to the preparation, printing and filing under the Securities Act of the Registration Statement or with applicable Canadian Regulatory Authorities or the Commission, of any preliminary prospectus, any Issuer Free Writing Prospectus, any Time of Sale Information, the Canadian Offering Memorandum and the Prospectuses (including all exhibits, amendments and supplements thereto) and the distribution thereof; (iii) the costs of reproducing and distributing each of the Transaction Documents; (iv) the fees and expenses of the Company's and each of the Guarantor’s counsel and independent accountants; (v) the reasonable fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the

Securities under the laws of such jurisdictions as the Representatives may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related fees and expenses of counsel for the Underwriters); (vi) any fees charged by rating agencies for rating the Securities; (vii) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any counsel to such parties); (viii) all reasonable expenses and application fees incurred in connection with any filing with, and clearance of any offering by, the Financial Industry Regulatory Authority; (ix) all reasonable expenses and application fees incurred in connection with the approval of the Securities for book-entry transfer by the Depositary; (x) all expenses incurred by the Company or the Guarantors in connection with any “road show” presentation to potential investors; and (xi) all filing fees required to be paid in connection with the transactions contemplated by this Agreement.

(b)      If (i) this Agreement is terminated pursuant to Section 7, (ii) the Company for any reason fails to tender the Securities for delivery to the Underwriters, or (iii) the Underwriters decline to purchase the Securities for any reason permitted under this Agreement so require, the Company and the Guarantors jointly and severally agree to reimburse the Underwriters for all out-of-pocket costs and expenses (including the fees and expenses of their counsel) reasonably incurred by the Underwriters in connection with this Agreement and the offering contemplated hereby.

10.     Persons Entitled to Benefit of Agreement.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors and agents and any controlling persons referred to herein, and the affiliates, officers and directors of each Underwriter referred to in Section 6 hereof.  Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.  No purchaser of Securities from any Underwriter shall be deemed to be a successor merely by reason of such purchase.

11.     Survival.  The respective indemnities, rights of contribution, representations, warranties and agreements of the Company, each Guarantor and the Underwriters contained in this Agreement or made by or on behalf of the Company, any Guarantor or the Underwriters pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company, any Guarantor or the Underwriters.

12.     Submission to Jurisdiction; Agent for Service; Waiver of Immunities.  Each of the Company and the Guarantors irrevocably (i) agrees that any legal suit, action or proceeding against the Company or any Guarantor brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any federal or state court located in New York (a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.  Each of the Company and the Guarantors has appointed CT Corporation System, New York, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated thereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto.  Such appointment shall be irrevocable.  Each of the Company and the Guarantors represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent and written notice of such service to each of the Company and the Guarantors shall be deemed, in every respect, effective service of process upon the Company or any Guarantor, as applicable.

To the extent that the Company or any Guarantor has acquired or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

The provisions of this Section 12 shall survive any termination of this Agreement, in whole or in part.

13.     Judgment Currency.  The obligation of each of the Company and the Guarantors in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, each of the Company and the Guarantors agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company or the Guarantor, as applicable, an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

14.     Certain Defined Terms.  For purposes of this Agreement, (a) except where otherwise expressly provided, the term "affiliate" has the meaning set forth in Rule 405 under the Securities Act; (b) the term “Business Day” means any day other than a day on which banks are permitted or required to be closed in Toronto or New York City; (c) the term “Person” has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act that is under the control of the Company; and (d) the term "subsidiary" has the meaning set forth in Rule 405 under the Securities Act.

15.     Miscellaneous.  (a)  Authority of the Representatives.  Any action by the Underwriters hereunder may be taken by the Representatives on behalf of the Underwriters, and any such action taken by the Representatives shall be binding upon the Underwriters.

(b)      Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication.  Notices to the Underwriters shall be given to the Representatives at the addresses set forth in the Underwriting Agreement.  Notices to the Company and the Guarantors shall be given to them at Teck Resources Limited, 550 Burrard Street, Suite 3300, Vancouver, British Columbia V6C 0B3, (fax: (604) 699-4750); Attention: Chief Financial Officer, or if different, to the address set forth in the Underwriting Agreement.

(c)      Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(d)      Amendments or Waivers.  No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(e)      Headings.  The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

(f)       Counterparts.  Each Underwriting Agreement may be executed in one or more counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which constitutes an original and all of which together shall constitute one and the same agreement.

Exhibit A

Significant Subsidiaries and Significant Partnerships

(1)	Teck Metals Ltd.
(2)	TCL U.S. Holdings Ltd.
(3)	Teck Resources Coal Partnership
(4)	Teck Coal Partnership
(5)	Teck Resources Mining Partnership
(6)	Fording Partnership
(7)	Teck Highland Valley Copper Partnership
(8)	Elkview Mine Limited Partnership
(9)	Teck American Incorporated
(10)	TCAI Incorporated
(11)	Teck Alaska Incorporated
(12)	Teck Financial Corporation Ltd.
(13)	Teck Base Metals Ltd.
(14)	Aurcay Holdings Inc.
(15)	Aur QB Inc.

Annex A

[Form of Underwriting Agreement]

[●], 20[●]

[LEAD UNDERWRITERS]

  As Representatives of the
  several Underwriters listed
  in Schedule 1 hereto
c/o [ADDRESS]

Ladies and Gentlemen:

Teck Resources Limited, a Canadian corporation (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as the representatives (the “Representatives”), $[●] principal amount of its [●]% Notes due [●] [(the “Securities”)][(the “[●] Notes”) and $[●] principal amount of its [●]% Notes due [●] (the “[New] [●] Notes” and, together with the [●] Notes, the “Securities”)] having the terms set forth in Schedule 2 hereto.  Payment of the principal of, and premium and interest, if any, on such Securities will be fully and unconditionally guaranteed [, jointly and severally,] on an unsecured, senior basis (the “Subsidiary Guarantees”) by the Guarantor.  Payments of the principal of, and premium and interest, if any, on the Subsidiary Guarantees will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis (the “Parent Guarantees” and together with the Subsidiary Guarantees, the “Guarantees”) by the Company.  The [●] Notes will be issued pursuant to an Indenture dated as of [●] (the “Base Indenture”) between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the [●] supplemental indenture, dated as of [●], among the Company, [●] (the “Guarantor”) and the Trustee (the “[●] Supplemental Indenture” and, together with the Base Indenture, the “[●] Notes Indenture”).  The [New] [●] Notes will be issued [as additional notes] pursuant to the Base Indenture, as supplemented by the [●] supplemental indenture, dated as of [●], among the Company, the Guarantor and the Trustee (the “[●] Supplemental Indenture” and, together with the Base Indenture, the “[●] Notes Indenture”)[, to which $[●] aggregate principal amount of [●] Notes were issued].

The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter's name in Schedule 1 hereto at a price equal to [●]% of the principal amount of the 20[●] Notes plus accrued interest, if any, from

[●] to the Closing Date, [and [●]% of the principal amount of the 20[●] Notes, plus accrued interest, if any, from [●] to the Closing Date].  The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

At the time of delivery of the Securities, the Company shall pay to the Representatives, for the account of each Underwriter, a fee (the “Underwriters’ Fee”) equal to [●]% of the principal amount of the 20[●] Notes [and [●]% of the principal amount of the 20[●] Notes].  The parties agree that the Underwriters shall set off the Underwriters’ Fee against a portion of the purchase price payable to the Company in an amount equal to the Underwriters’ Fee, and payment by the Underwriters to the Company in accordance with the above paragraph of the purchase price net of the Underwriters’ Fee shall be full satisfaction of the Underwriters’ obligation to pay the purchase price for the Securities and of the Company’s obligation to pay the Underwriters’ Fee.

The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectuses.  The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

Payment for and delivery of the Securities shall be made at the offices of [●] at [●] A.M., New York City time, on [●], or at such other time or place on the same or such other date, not later than the fifth Business Day thereafter, as the Representatives and the Company may agree upon in writing.

Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representatives against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Notes”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company.  The Global Notes will be made available for inspection by the Representatives not later than 1:00 P.M., New York City time, on the Business Day prior to the Closing Date.

Each Underwriter, severally and not jointly, represents, warrants and agrees that it and, if applicable, its affiliates purchasing the Securities, is acquiring the Securities pursuant to section 2.33 of NI 45-106, being an “underwriter” within the meaning of applicable Canadian securities laws who, as principal, is agreeing to purchase the Securities with a view to distribution.

All provisions contained in the document entitled Teck Resources Limited Debt Securities Underwriting Agreement Standard Provisions are incorporated by reference herein in their entirety and shall be deemed to be a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein,

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except that if any term defined in, or any term of, such Underwriting Agreement Standard Provisions is otherwise defined herein, or is contrary to the provisions hereof, the definition set forth herein or the provisions hereof, as the case may be, shall control.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

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If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

TECK RESOURCES LIMITED

By
Name:
Title:

By
Name:
Title:

TECK METALS LTD.

By
Name:
Title:

By
Name:
Title:

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Accepted: [●], 20[●]

[LEAD UNDERWRITERS]

           For themselves and on behalf of the
 several Underwriters listed
 in Schedule 1 hereto.

[LEAD UNDERWRITER]

By
Name:
Title:

[LEAD UNDERWRITER]

By
Name:
Title:

[LEAD UNDERWRITER]

By
Name:
Title:

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Schedule 1

Underwriters	Aggregate Principal Amount of 20[●] Notes to be Purchased	Aggregate Principal Amount of [New] 20[●] Notes to be Purchased
[●]	$[●]	$[●]
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]
Total	$[●]	$[●]

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Schedule 2

Representatives and Addresses for Notices: [●]

Certain Terms of the [●] Notes:

Title of Securities:	[●]% Notes due 20[●]

Aggregate Principal Amount of Securities: US$[●]

Maturity Date:	[●], 20[●]

Interest Rate:	[●]%

Interest Payment Dates:	[●] and [●], commencing [●], 20[●]

Record Dates:	[●] and [●]

Redemption Provisions:

The 20[●] notes are redeemable at any time.  Prior to [●], 20[●] ([●] months prior to the maturity date of the 20[●] notes), the 20[●] notes will be redeemable, in whole or in part, at the option of the Company, at a redemption price equal to the greater of (i) 100% of the principal amount of the 20[●] notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus [●] basis points, plus, in each case, accrued interest thereon to, but not including, the date of redemption.

If the 20[●] notes are redeemed on or after [●], 20[●] ([●] months prior to the maturity date of the 20[●] notes), they may be redeemed in whole and the redemption price for the 20[●] notes will equal 100% of the principal amount of the 20[●] notes, plus accrued interest thereon to, but not including the date of redemption.

Initial public offering price:	[●]%

Underwriters’ fee:	[●]% of the principal amount of the notes

Time of sale:	[●]

Certain Terms of the [New] [●] Notes:

Title of Securities:	[●]% Notes due 20[●]

Aggregate Principal Amount of Securities: US$[●]

Maturity Date:	[●], 20[●]

Interest Rate:	[●]%

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Interest Payment Dates:	[●] and [●], commencing [●], 20[●]

[Interest will accrue from [●], 20[●]]

Record Dates:	[●] and [●]

Redemption Provisions:

The 20[●] notes are redeemable at any time.  Prior to [●], 20[●] ([●] months prior to the maturity date of the 20[●] notes), the 20[●] notes will be redeemable, in whole or in part, at the option of the Company, at a redemption price equal to the greater of (i) 100% of the principal amount of the 20[●] notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus [●] basis points, plus, in each case, accrued interest thereon to, but not including, the date of redemption.

If the 20[●] notes are redeemed on or after [●], 20[●] ([●] months prior to the maturity date of the 20[●] notes), they may be redeemed in whole and the redemption price for the 20[●] notes will equal 100% of the principal amount of the 20[●] notes, plus accrued interest thereon to, but not including the date of redemption.

Initial public offering price:	[●]%

Underwriters’ fee:	[●]% of the principal amount of the notes

Time of sale:	[●]

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Schedule 3

Final Term Sheet

Final Term Sheet as filed with the Securities and Exchange Commission on [●]

Schedule 4

List of Issuer Free Writing Prospectuses

(1)           Final Term Sheet included on Schedule 3

Annex B

Form of Opinion and Letter of U.S. Counsel for the Company and the Guarantors

1.           Each of the Registration Statement, the Preliminary Final Prospectus and the U.S. Final Prospectus (except for the financial statements, financial statement schedules and other financial data either included or incorporated or omitted from either of them and except for the Form T-1, as to all of which such counsel expresses no opinion), as of its effective date, in the case of the Registration Statement, or its date, in the case of the Preliminary Final Prospectus and the U.S. Final Prospectus, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act.  The Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act.

2.           The Indenture (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by each of the Company and the Guarantor[s].  The Indenture is a valid and legally binding obligation of each of the Company and the Guarantor[s], enforceable against each of the Company and the Guarantor[s] in accordance with its terms, except that the enforceability of the Indenture may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

3.           The Indenture has been duly qualified under the Trust Indenture Act and conforms, in all material respects, to the description of the Indenture in the Time of Sale Information and the U.S. Final Prospectus under the caption “Description of Debt Securities” and under the caption “Description of Notes.”

4.           The Securities, when issued and delivered, will be in the form contemplated by the Indenture and will conform, in all material respects, to the description of the Securities in the Time of Sale Information and the U.S. Final Prospectus under the captions “Description of Debt Securities” and “Description of Notes.”  The Securities (to the extent execution, issuance and delivery are governed by the laws of New York) when duly executed, issued and delivered by the Company against payment as provided in the Underwriting Agreement, will constitute valid and legally binding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, except that the enforceability of the Securities may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

5.           [The Guarantees, when issued and delivered, will be in the form contemplated by the Indenture and will conform, in all material respects, to the description of the Guarantees in the Time of Sale Information and the U.S. Final Prospectus under the captions “Description of Debt Securities” and “Description of Notes.”  The Guarantees (to the extent execution, issuance and delivery are governed by the laws of New York) when duly executed, issued and delivered by the Company and the Guarantor[s] against payment as provided in the Underwriting Agreement, will constitute valid and legally binding obligations of the Company and the Guarantor[s] entitled to the benefits of the Indenture and enforceable against the Company and the Guarantor[s] in accordance with their terms, except that the enforceability of the Guarantees may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).]

6.           The Underwriting Agreement (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by each of the Company and the Guarantor[s].

7.           The statements in the Time of Sale Information and the U.S. Final Prospectus under the caption “Certain Income Tax Considerations — Certain United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects.

8.           Each of the Company and the Guarantor[s] is not and, after giving effect to the offering and sale of the Securities and the application their proceeds as described in the Time of Sale Information and the U.S. Final Prospectus, will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

9.           No Governmental Authorization of or with any court or governmental authority of the State of New York or the United States of America is required under any Applicable Law (other than as required by any state securities or blue sky laws, as to which such counsel expresses no opinion) and, to such counsel’s knowledge, no Governmental Authorization of or with any other U.S. court or government authority is required for the issue and sale of the Securities, the issue of the Guarantees by [each of] the Guarantor[s] or the performance by each of the Company and the Guarantor[s] of its obligations under the Underwriting Agreement or the Indenture, except any Governmental Authorizations as have been obtained, taken or made under the Trust Indenture Act and any other Applicable Law and that may be required under state securities or blue sky laws in connection with the purchase and resale of the Securities by the Underwriters.  For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by the Underwriting

2

Agreement.  For purposes of this opinion, the term “Governmental Authorization” means any consent, approval, authorization, order, permit, license, filing, registration, clearance or qualification of, or with, any statute, order, rule or regulation of any court or governmental agency or body of the State of New York or the United States of America.

10.         The issue and sale of the Securities by the Company, the issue of the Guarantees by the Guarantor[s], the compliance by each of the Company and the Guarantor[s] with all of the provisions of the Securities, the Guarantees, the Indenture and the Underwriting Agreement and the performance by each of the Company and the Guarantor[s] of its obligations thereunder will not result in a breach or violation of any of the terms or provisions of, or constitute a default under, (i) any Applicable Law, (ii) the agreements identified in Schedule A to this letter, or (iii) any judgment, order or decree known to such counsel of any United States federal or New York state government, governmental, regulatory or administrative agency, authority, commission or instrumentality or court having jurisdiction over the Company or the Guarantor[s] or any of their respective subsidiaries or any of their properties or assets; provided, however, that for purposes of clause (i) of this opinion 10, the term “Applicable Law” shall not include the anti-fraud provisions or disclosure requirements of federal and state securities laws.

11.         Under the laws of the State of New York relating to submission to jurisdiction, each of the Company and the Guarantor[s] has, pursuant to Section 12 of the Underwriting Agreement, and pursuant to Section 1601 of the Base Indenture, Section [___] of the [___] Supplemental Indenture and Section [___] of the [___] Supplemental Indenture, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the State of New York, in any action arising out of or relating to the Underwriting Agreement or the transactions contemplated thereby or the Indenture, as the case may be, and has validly and irrevocably appointed the Authorized Agent as its authorized agent for the purpose described in the Underwriting Agreement and the Indenture; and service of process effected on such agent in the manner set forth therein will be effective to confer valid personal jurisdiction over each of the Company and the Guarantor[s].  This opinion (11) is subject to the qualification that such counsel expresses no opinion as to the enforceability of forum selection clauses in the federal courts.

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SCHEDULE A

Indenture dated as of September 12, 2002, between Teck Cominco Limited and The Bank of New York, as Trustee.

Indenture dated as of May 8, 2009, between Teck Resources Limited, the Subsidiary Guarantors named therein and The Bank of New York Mellon, as Trustee.

First Supplemental Indenture dated June 25, 2009, among Teck Resources Limited, Teck Coal Limited, Fording Coal Limited, 6069789 Canada, the other Subsidiary Guarantors named therein and The Bank of New York Mellon.

Second Supplemental Indenture dated December 16, 2009, among Teck Resources Limited, Comroy Holdings Limited, Teckroy Holdings Limited, the other Subsidiary Guarantors named therein and The Bank of New York Mellon.

Third Supplemental Indenture dated April 14, 2010, among Teck Resources Limited, the other Subsidiary Guarantors named therein and The Bank of New York Mellon.

Fourth Supplemental Indenture dated February 18, 2011, among Teck Resources Limited, Teck Metals Ltd. and The Bank of New York Mellon.

Indenture dated as of August 17, 2010 between Teck Resources Limited and The Bank of New York Mellon, as Trustee.

First Supplemental Indenture dated as of August 17, 2010 among Teck Resources Limited, Teck Metals Ltd., as Guarantor and The Bank of New York Mellon, as Trustee.

Second Supplemental Indenture dated as of September 22, 2010 among Teck Resources Limited, Teck Metals Ltd., as Guarantor, and The Bank of New York Mellon, as Trustee.

Third Supplemental Indenture dated as of July 5,  2011, among Teck Resources Limited, Teck Metals Ltd., as Guarantor and The Bank of New York Mellon, as Trustee.

Fourth Supplemental Indenture dated as of [____],  2012, among Teck Resources Limited, Teck Metals Ltd., as Guarantor and The Bank of New York Mellon, as Trustee.

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Such counsel shall also state, in a separate letter, words substantially to the following effect:

The primary purpose of such counsel’s professional engagement was not to establish factual matters or financial, accounting or statistical information.  In addition, many determinations involved in the preparation of the Registration Statement, the Time of Sale Information and the U.S. Final Prospectus and the documents incorporated by reference therein are of a wholly or partially non-legal character or relate to legal matters outside the scope of this letter.  Furthermore, the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that such counsel has not undertaken to independently verify, and does not assume responsibility for the accuracy, completeness or fairness of, the statements contained in the Registration Statement, the Time of Sale Information and the U.S. Final Prospectus (other than as explicitly stated in paragraphs 3, 4, 5 and 7 of such counsel’s opinion in respect of the offering of the Securities dated the date hereof).

In the course of acting as special United States counsel to the Company and the Guarantor[s] in connection with the offering of the Securities, such counsel has participated in the preparation of the Registration Statement, the Time of Sale Information and the U.S. Final Prospectus (except that such counsel has not participated in the preparation of the documents incorporated by reference in the Registration Statement, the Time of Sale Information and the U.S. Final Prospectus) and in conferences and telephone conversations with officers and other representatives of, and Canadian counsel to, the Company and the Guarantor[s], representatives of the independent chartered accountants for the Company and the Guarantor[s], and representatives of, and legal counsel to, the Underwriters, at which the contents of the Registration Statement, the Time of Sale Information and the U.S. Final Prospectus and related matters were discussed.  Based on the foregoing (and relying with respect to factual matters to the extent such counsel deemed reasonable on officers, employees and other representatives of the Company and the Guarantor[s]), such counsel’s understanding of the U.S. federal securities laws and the experience such counsel has gained in its practice thereunder, such counsel hereby advises you that its work in connection with this matter did not disclose any information that gave it reason to believe that (i) at its effective date and as of the Time of Sale, the Registration Statement (other than the financial statements, financial statement schedules and other financial data, either contained or incorporated in or omitted from the Registration Statement and the Form T-1, and the information derived from the reports of Paul C. Bankes, P. Geo., Don Mills, P. Geol., Ross Pritchard, P. Eng., Luiz Lozada, MAusIMM, GLJ Petroleum Consultants Ltd. and Sproule Unconventional Limited included or incorporated by reference in the Registration Statement, in each case, as to which such counsel expresses no such belief) contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) at the Time of Sale, the Time of Sale Information (other than the financial statements, financial statement schedules and other financial data, either contained or incorporated in or omitted from the Time of Sale Information, and the information derived from the reports of Paul C. Bankes, P. Geo., Don Mills, P. Geol., Ross Pritchard, P. Eng., Luiz Lozada, MAusIMM, GLJ Petroleum Consultants Ltd. and Sproule Unconventional Limited included or incorporated by reference in the Time of Sale Information, in each case, as to which such counsel expresses no such belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) as of its date or as of the Closing Date, the U.S. Final Prospectus (other than the financial statements, financial statement schedules and other financial data, either contained or incorporated in or omitted from the U.S. Final Prospectus, and the information derived from the reports of Paul C. Bankes, P. Geo., Don Mills, P. Geol., Ross Pritchard, P. Eng., Luiz Lozada, MAusIMM, GLJ Petroleum

5

Consultants Ltd. and Sproule Unconventional Limited included or incorporated by reference in the U.S. Final Prospectus, in each case, as to which such counsel expresses no such belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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Annex C

Form of Canadian Counsel Opinion of the Company and the Guarantors

1.
Each of the Company [and the Guarantor[s]] has been incorporated, amalgamated or formed, as the case may be, and is existing as a corporation or partnership under the laws of its jurisdiction of incorporation, amalgamation or formation, as the case may be, and:

(a)
in the case of the Company [or any Guarantor] that are corporations, with the corporate power and capacity to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Time of Sale Information, the Prospectuses and the Canadian Offering Memorandum;

(b)
in the case of [any Guarantor] that is a partnership, each of [insert relevant British Columbia and Alberta corporate subsidiaries of the Company], as partners of such partnerships, have the corporate power and capacity to carry on business in the Provinces of British Columbia or Alberta, as the case may be; and,

(c)
based solely on certificates of good standing or equivalent, as applicable, and on a certificate of an officer of each of the Company [and the Guarantor[s]] that is a corporation, [relevant companies to be named] [is/are] are registered to carry on business as an extra-provincial corporation under the laws of [relevant provinces to be named].

2.
The authorized capital of the Company consists of an unlimited number of Class A common shares, an unlimited number of Class B subordinate voting shares and an unlimited number of preference shares without nominal or par value.  Based solely on a certificate of the transfer agent of the Company, as at [●], 2010, there were [●] Class A common shares and [●] Class B subordinate voting shares issued and outstanding.

3.	Teck Resources Mining Partnership is the registered holder of all of the issued and outstanding shares in the capital of TCL U.S. Holdings Ltd.

4.
Based solely on such counsel’s searches of the corporate records of the Guarantor[s], a certificate of an officer of the Company and the results of such counsel’s searches of the Company performed on [●], 2010 in the British Columbia Personal Property Registry (the “Registry”), the Company is the registered holder of all of the shares in the capital of [each of] the Guarantor[s], free and clear of any registered security interest [other than [●]].  The sole partners of Teck Highland Valley Copper Partnership are Teck Metals Ltd., the Company, Teck Resources Mining Partnership and Highmont Mining Company.  Based solely on a certificate of an officer of the [Guarantor] and the results of such counsel’s searches of the [Guarantor] performed on [●], 20[●] in the Registry, the partnership interest of the [Guarantor] in [Teck Highland Valley Copper Partnership] is held free and clear of any registered security interest [other than [●]].

5.
The Underwriting Agreement has been duly authorized and, to the extent the execution and delivery thereof are matters governed by the laws of the Province of British Columbia, or the federal laws of Canada applicable therein, executed and delivered by each of the Company and the Guarantor[s].

6.
The Securities have been duly authorized and issued by the Company and, assuming that the Securities have been duly authenticated by the Trustee in the manner described in the Indenture and under New York law, the Securities have been, to the extent execution and delivery thereof are matters governed by the laws of the Province of British Columbia, or the federal laws of Canada applicable therein, executed and delivered by the Company; the Securities are in the form contemplated by the Indenture and conform in all material respects to the description thereof in the Time of Sale Information, the Prospectuses and the Canadian Offering Memorandum.

7.
The Indenture has been duly authorized and, to the extent the execution and delivery thereof are matters governed by the laws of the Province of British Columbia, or the federal laws of Canada applicable therein, executed and delivered by each of the Company and the Guarantor[s], as the case may be; the Indenture conforms in all material respects to the description thereof in the Time of Sale Information, the Prospectuses and the Canadian Offering Memorandum.

8.
[The Guarantees have been duly authorized and, to the extent the execution and delivery thereof are matters governed by the laws of the Province of British Columbia, or the federal laws of Canada applicable therein, as the case may be, executed and delivered by the Guarantor[s]; the Guarantees conform in all material respects to the description thereof in the Time of Sale Information, the Prospectuses and the Canadian Offering Memorandum.]

9.
The execution, delivery and performance by each of the Company and the Guarantor[s] of each of the Transaction Documents (as applicable), the issuance and sale of the Securities and performance of its obligations thereunder by each of the Company and the Guarantor[s], as applicable, and the consummation of the transactions contemplated by the Transaction Documents will not:

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(a)
conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default (whether actual or after notice or lapse of time or both) under the agreements identified in Annex I hereto;

(b)
result in any violation of the provisions of the articles or by-laws (or equivalent constating documents) of the Company [or any of the Guarantor[s] which is a corporation][, or any partnership agreement of a Guarantor which is a partnership, as the case may be];

(c)
result in the violation of (i) any Canadian federal or British Columbia provincial law or any published rule or regulation of any Canadian federal or British Columbia provincial governmental regulatory or administrative agency, authority, commission or instrumentality having jurisdiction over the Company [or the Guarantor[s]] or any of their properties or assets; or (ii) result in any violation of any Alberta provincial law or any published rule or regulation of any Alberta provincial governmental regulatory or administrative agency, commission or instrumentality having jurisdiction over the Company [or the Guarantor[s]] or any of their respective properties or assets only in respect of the securities laws in such province;

(d)	result in the violation of any judgment or order of any Canadian federal, British Columbia or Alberta provincial court having jurisdiction over the Company [or the Guarantor[s]]; or

(e)	result in the violation of any cease trade order of the securities regulatory authorities in the Provinces of British Columbia, Alberta and Ontario.

10.
No consent, approval, authorization, order, registration or qualification of or with any Canadian federal or British Columbia, Alberta, Ontario, [list other provinces where private placement will occur] provincial governmental, regulatory or administrative agency, authority, commission or instrumentality or court having jurisdiction over the Company [or the Guarantor[s]] or any of their respective properties or assets is required for:

(a)
the execution, delivery and performance by the Company and the Guarantor[s] of each of the Transaction Documents to which they are a party and the consummation of the transactions contemplated by the Transaction Documents; or

(b)	the issuance and sale of the Securities and compliance by the Company with the terms thereof,

except, in each case:

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i.	as has been obtained under the Canada Business Corporations Act (the “CBCA”) and the Business Corporations Act (British Columbia) (the “BCBCA”); and

ii.
if required in connection with an exempt distribution of the Securities in the Provinces of [list of Canadian jurisdictions where offering takes place], (X) in the Province[s] of Ontario and [●], the delivery, and in the Province[s] of [●], the filing, by or on behalf of the Company of the Canadian Offering Memorandum prepared in connection with the offering of the Securities in the Provinces of [list of Canadian jurisdictions where offering takes place]; and (Y) the filing by or on behalf of the Company within the prescribed time period, of a report of exempt distribution on Form 45-106F6 and Form 45-106F1 prepared and executed in accordance with securities legislation of such Provinces, together with the requisite filing fees, if any.

11.
The Canadian Prospectus, the Canadian Offering Memorandum, the Time of Sale Information and the U.S. Prospectus and each document incorporated by reference therein have been duly approved by the board of directors of each of the Company and the Guarantor[s] where necessary or appropriate under the CBCA, the BCBCA and applicable British Columbia securities laws; the filing of the Canadian Prospectus with the Reviewing Authority and the filing of the Registration Statement with the SEC have, in each case, been duly authorized by and on behalf of the Company; the Registration Statement has been duly executed pursuant to such authorization by and on behalf of each of the Company and the Guarantor[s]; the Canadian Shelf Prospectus has been duly signed by the Chief Executive Officer, Chief Financial Officer and two directors of the Company and the Prospectus Supplement has been duly signed by the Chief Executive Officer, Chief Financial Officer and each of the directors of [each of] the Guarantor[s], pursuant to such authorizations and in accordance with applicable British Columbia securities laws.

12.
The documents incorporated by reference in the Canadian Prospectus, the Canadian Offering Memorandum, the Time of Sale Information and the U.S. Prospectus (other than the financial statements and related reports thereon or schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom, or the information derived from the reports of Paul C. Bankes, P. Geo., Don Mills, P. Geol., Ross Pritchard, P. Eng., Luiz Lozada, MAusIMM, GLJ Petroleum Consultants Ltd. and Sproule Unconventional Limited, either included or incorporated by reference therein as to which such counsel expresses no opinion), as of their respective dates and the dates they were filed with the securities regulatory authorities in the Provinces of British Columbia

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and Ontario, appear on their face to be appropriately responsive in all material respects with the requirements of the applicable British Columbia and Ontario securities laws as interpreted and applied by the securities regulatory authorities in the Provinces of British Columbia and Ontario; provided that such counsel expresses no opinion as to whether the Canadian Prospectus, the Canadian Offering Memorandum, the Time of Sale Information and the U.S. Prospectus, and the documents incorporated by reference therein constitute full, true and plain disclosure of all material facts relating to the Securities.

13.
The Company has received a receipt under Multilateral Instrument 11-102 from the Reviewing Authority for the Canadian Prospectus under the applicable British Columbia securities laws and to such counsel’s knowledge, the Reviewing Authority has not revoked any such receipt and, except as set out in paragraph [10] above, no other consent, approval, authorization or filing with or order of any court or government agency or body of Canada, or any province of Canada is required in connection with the issue and sale of the Securities; based solely on the results of searches performed on the cease trade order databases of each of the securities regulatory authorities in the Provinces of British Columbia, [list provinces where private placement to occur], no order having the effect of ceasing or suspending the distribution of the Securities has been issued by any of the securities regulatory authorities in the Provinces of British Columbia, [list provinces where private placement to occur], and served on the Company and, to such counsel’s knowledge, no proceedings for that purpose have been initiated and notice thereof given to the Company by the securities regulatory authorities in the Provinces of British Columbia, [list provinces where private placement to occur]; the Canadian Prospectus and the Canadian Offering Memorandum (other than the financial statements and related reports thereon or schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom, or the information derived from the reports of Paul C. Bankes, P. Geo., Don Mills, P. Geol., Ross Pritchard, P. Eng., Luiz Lozada, MAusIMM, GLJ Petroleum Consultants Ltd. and Sproule Unconventional Limited, either included or incorporated by reference therein, as to which such counsel expresses no opinion) appears on its face to be appropriately responsive in all material respects with the requirements of the applicable British Columbia securities laws, including the Shelf Procedures, as interpreted and applied by the Reviewing Authority; provided that such counsel expresses no opinion as to whether the Canadian Prospectus, the Canadian Offering Memorandum and the documents incorporated by reference therein constitute full, true and plain disclosure of all material facts relating to the Securities.

14.
The summary of the principal Canadian federal income tax considerations set forth in the Canadian Prospectus and the Canadian Offering Memorandum relating to the offering of the Securities under the heading “Certain Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” is accurate as of the date hereof and fairly presents and summarizes, in all material respects, the matters referred to therein.

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15.
A court of competent jurisdiction in the Province of British Columbia (a “Canadian Court”) would, to the extent specifically pleaded and proved as a fact by expert evidence, give effect to the choice of the law of the State of New York (“New York Law”) as the proper law governing the Indenture, the Underwriting Agreement[, the Guarantees] and the Securities, provided that such choice of law is bona fide and was not made with a view to avoiding the consequences of the laws of any other jurisdiction and provided that such choice of law is not contrary to public policy, as that term is applied by a Canadian Court. There are no reasons under the laws of the Province of British Columbia or the federal laws of Canada applicable therein for avoiding the choice of New York Law to govern the Indenture[, the Guarantees,] the Underwriting Agreement and the Securities.

16.
In an action on a final and conclusive judgment for a fixed sum of money of any federal or state court in the State of New York (a “New York Court”) that is not impeachable as void or voidable under New York Law, a Canadian Court (A) would not refuse to recognize the jurisdiction of the New York Court rendering such judgment on the basis of process being served on CT Corporation System as the agent of the Company and the Guarantor[s] to receive service of process in the United States under the Indenture and the Underwriting Agreement provided that the provisions of the Indenture and the Underwriting Agreement by which each of the Company and the Guarantor[s] agree to process being served on CT Corporation System are legally binding upon and enforceable against each of the Company and the Guarantor[s], none of the Company and the Guarantor[s] have purported to revoke the appointment or CT Corporation System has not terminated the agency or otherwise rendered service on it ineffective and (B) would give effect to the provisions in the Indenture and the Underwriting Agreement whereby each of the Company and the Guarantor[s] submit to the non-exclusive jurisdiction of a New York Court, provided that those provisions are legally binding upon and enforceable against the Company and the Guarantor[s].

17.
If the Indenture, the Underwriting Agreement[, the Guarantees], or the Securities are sought to be enforced in the Province of British Columbia in accordance with the laws applicable thereto as chosen by the parties, namely New York Law, a Canadian Court would, subject to paragraph [15] above and to the extent specifically pleaded and proved as a fact by expert evidence, recognize the choice of New York Law and, upon appropriate evidence as to such law being adduced, apply such law to all issues that under the conflict of laws rules of the Province of British Columbia are to be determined in accordance with the proper or general law of a contract, provided that none of the provisions of the Indenture[, the Guarantees], the Underwriting Agreement or the Securities, or of New York Law, are contrary to public policy (as that term is applied by a Canadian Court), that the Canadian Court will not apply any provision of New York Law which a Canadian Court would characterize as revenue, expropriatory, penal or similar laws, that the Canadian Court will apply provisions of British

6

Columbia and Canadian law that have overriding effect and that the Canadian Court will not enforce the performance of any obligation provided for in the Indenture, the Underwriting Agreement[, the Guarantees], or the Securities if such performance is illegal under the laws of any jurisdiction in which such obligation is to be performed; provided however, that, in matters of procedure, the laws of the Province of British Columbia will be applied and a Canadian Court will retain discretion to decline to hear such action if it is contrary to public policy (as that term is applied by a Canadian Court) for it to do so, or if pursuant to Section 11 of the Court Jurisdiction and Proceedings Transfer Act (British Columbia) a court of another jurisdiction is a more appropriate forum to hear such an action, or if concurrent proceedings are being brought elsewhere. There are no reasons under the laws of the Province of British Columbia or the federal laws of Canada applicable therein and no reasons, to such counsel’s knowledge, with respect to the application of New York Law by a Canadian Court, for avoiding enforcement of the Indenture[, the Guarantees], the Underwriting Agreement or the Securities, based on public policy (as that term is applied by a Canadian Court).

18.
The laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against the Company or any Guarantor in a Canadian Court on a final and conclusive judgment against the Company or any Guarantor in personam for a fixed sum of money of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture[, the Guarantees], the Underwriting Agreement or the Securities that has not been stayed and is not impeachable as void or voidable under New York Law for a sum certain provided that: (A) either there was a real and substantial connection between the parties, the cause of action and the State of New York or the Company or such Guarantor attorned to the jurisdiction of the New York Court; (B) such judgment was not obtained by fraud or in a manner contrary to natural justice, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) and the enforcement thereof would not be inconsistent with public policy (as such term is applied by a Canadian Court); (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws or other laws of a public nature; (D) a dispute between the same parties based on the same subject matter has not given rise to a decision of the Canadian Court or been decided by a foreign authority and the decision meets the necessary conditions for recognition under the laws of the Province of British Columbia; (E) the action to enforce such judgment is commenced  and maintained in accordance with the procedural requirements of the laws of the Province of British Columbia; (F) the New York Court acted within its jurisdiction under New York Law; (G) the action to enforce such judgment is commenced within applicable limitation periods; (H) under the Currency Act (Canada), a Canadian

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Court may only give judgment in Canadian dollars; (I) a court rendering such judgment had jurisdiction over the judgment debtor as recognized by the courts of the Province of British Columbia (submission under the provisions of the Indenture, the Underwriting Agreement and the Securities to the jurisdiction of a New York Court will be sufficient for this purpose) and the judgment debtor was properly served in the action leading to such judgment; (J) interest or other amounts payable on the Securities is not characterized by the Canadian Court as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); (K) no new and previously unavailable admissible evidence relevant to the action is discovered or arises prior to rendering of judgment by the Canadian Court; (L) the enforcement of the judgment is subject to general principles of equity, including, without limitation, the availability of defences such as laches, waiver or estoppel and the power of the Canadian Court to stay proceedings before it and execution of judgments; (M) the enforcement in British Columbia of a judgment of a New York Court is subject to the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally; (N) if the judgment of the New York Court included an interest component, such interest component to the date of the New York Court judgment would be included in the principal amount of the Canadian Court judgment in respect thereof, with interest accruing on the amount of the New York Court judgment from the date thereof to the date of the Canadian Court judgment at the British Columbia pre-judgment interest rate and from the date of the Canadian Court judgment at the British Columbia post-judgment interest rate; (O) a Canadian Court may stay an action if an appeal is pending or the time for appeal has not expired or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (P) each of the Company and the Guarantor[s] is validly served with the process of the Canadian Court or has appeared to such process according to the internal laws of the Province of British Columbia; (Q) the time for enforcement of the judgment has not expired under New York Law; (R) under Section 11 of the Court Jurisdiction and Proceedings Transfer Act (British Columbia), the Canadian Court has a discretion to decline to hear an action on the grounds that the court of another jurisdiction is a more appropriate forum in which to hear the action; and (S) in the case of a default judgment of a New York Court, there is a manifest error on the face of the judgment. In such counsel’s opinion, there are no reasons under the present laws of the Province of British Columbia or the federal laws of Canada applicable therein for avoiding recognition of judgments of a New York Court under the Indenture, the Underwriting Agreement[, the Guarantees] or the Securities based on public policy, as that term is applied by a Canadian Court.

19.	The Company is a reporting issuer, or its equivalent, in the Provinces of [List of Canadian jurisdictions where offering takes place] and

(a)	[relevant securities acts and default lists or equivalents to be listed]

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20.	The Company is eligible to file a short form prospectus with the Reviewing Authority in respect of the Securities and to use the Shelf Procedures as described in National Instrument 44-102.

21.
The Indenture and the issuance of the Securities thereunder are exempt from Part VIII of the CBCA and Part 3, Division 8 of the BCBCA, pursuant to exemption orders obtained under the provisions of the CBCA and the BCBCA, respectively; and no registration, filing or recording of the Indenture under the laws of the Province of British Columbia, or the federal laws of Canada applicable therein, is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder.

22.
Each of the Company and the Guarantor[s] has the corporate power and capacity to execute, deliver and perform, and has taken all necessary corporate action to authorize the execution, delivery and performance of, their respective obligations under the Underwriting Agreement, the Securities[, the Guarantees] and the Indenture.

23.	The form of definitive global security representing the Securities have been duly approved and adopted by the Company.

24.
The statements included or incorporated by reference in the Registration Statement under the heading “Indemnification” fairly describe the by-laws of the Company and the provisions of the CBCA summarized therein.

25.
No stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the Province of British Columbia or the federal laws of Canada applicable therein in connection with the creation, issuance and delivery to the Underwriters of the Securities or the authorization, execution and delivery of the Indenture and the Underwriting Agreement.

26.
The (A) offering, issue, sale and delivery of the Securities by the Company to the Underwriters, and (B) the initial resale by the Underwriters, or their affiliates, in accordance with the Underwriting Agreement (i) to purchasers in the Provinces of [●], have been effected in such a manner as to be exempt from the applicable prospectus requirements and comply with the applicable registration requirements of Canadian Securities Laws and (ii) to purchasers outside of Canada have been effected in such a manner as to comply with the applicable prospectus and registration requirements of the Securities Act (British Columbia), and in both cases, no other documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities required to be made, taken or obtained under such laws to permit such offering, issuance, sale and delivery by the Company, except as set out in paragraph [10].

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ANNEX I

List of Material Agreements

1.
Second Amended and Restated Credit Agreement dated as of July 26, 2010 among Teck Resources Limited, as Borrower, the Lenders from time to time parties thereto, as Lenders, JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent and Issuing Bank, and Canadian Imperial Bank of Commerce, as Syndication Agent, as amended by a first amending agreement dated as of May 25, 2011.

2.
Second Amended and Restated Credit Agreement dated as of September 24, 2010 among Teck Resources Limited, as Borrower, the Lenders from time to time parties thereto, as Lenders, and Bank of Montreal, as Administrative Agent, as amended by a first amending agreement dated as of September 15, 2011.

3.	Second Amended and Restated Credit Agreement dated for reference October 19, 2010 between Teck Resources Limited, as Borrower, and The Toronto-Dominion Bank, as Lender.

4.
Second Amended and Restated Term Credit Agreement dated for reference November 30, 2010 between Teck Resources Limited, as Borrower, and Royal Bank of Canada, as Lender, as amended by a first amending agreement dated as of September 19, 2011.

5.	Credit Agreement for Demand Letter of Credit Facility dated for reference November 7, 2011 between Teck Resources Limited, as Borrower, and Canadian Imperial Bank of Commerce, as Bank.

6.	Credit Agreement for Demand Letter of Credit Facility dated for reference November 7, 2011 between Teck Resources Limited, as Borrower, and The Toronto-Dominion Bank, as Bank.

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Such counsel shall also state, in a separate letter, words substantially to the following effect:

Such counsel has participated in the preparation of:

(a)
the short form base shelf prospectus of the Company dated June 7, 2010 (the “Canadian Shelf Prospectus”), the prospectus supplement dated [●], 2010 (the “Prospectus Supplement”) filed by the Company with the British Columbia Securities Commission (the “Reviewing Authority”) in accordance with the procedures established pursuant to National Instruments 44-101 and 44-102 (collectively, the “Shelf Procedures”) (the Canadian Shelf Prospectus, for which a receipt has been obtained from the Reviewing Authority, together with the documents incorporated by reference therein and the information deemed to be incorporated by reference therein pursuant to the Shelf Procedures, including the Prospectus Supplement, being hereinafter referred to as the “Canadian Prospectus”);

(b)
the registration statement on Form F-9 (Registration No. 333-167081) filed by the Company with the United States Securities and Exchange Commission (the “SEC”) on May 26, 2010, as amended on June 8, 2010 and copies of the related prospectuses (the registration statement on Form F-9, including the exhibits thereto, and the documents incorporated by reference therein, as amended at the time it became effective and including the information deemed to be part thereof pursuant to the Shelf Procedures being hereinafter referred to as the “Registration Statement”, and the prospectus supplement dated [●], 20[●] and the short form base shelf prospectus dated June 7, 2010 in the form filed by the Company with the SEC, including the documents incorporated by reference therein, being hereinafter referred to as the “U.S. Prospectus”); and

(c)	the Time of Sale Information, as such term is defined in the Underwriting Agreement.

The Canadian Prospectus and the U.S. Prospectus are collectively referred to herein as the “Prospectuses”;

Such counsel has participated in discussions with officers of each of the Company and the Guarantor, representatives of PricewaterhouseCoopers LLP and representatives of the Underwriters, at which the contents of the Registration Statement, the Time of Sale Information, the Prospectuses and related matters were discussed.  The documents incorporated by reference in the Canadian Prospectus were prepared by the Company without such counsel’s participation.  The limitations inherent in the independent verification of factual matters are such that such counsel has not undertaken to investigate or verify independently, and such counsel does not assume any

11

responsibility for the accuracy, completeness or fairness of the statements contained in the Time of Sale Information or the Prospectuses, except for those referred to in paragraphs [14] and [24] of its opinion in respect of the offering of the Securities dated the date hereof.

Such counsel advises you that, subject to the limitations set forth in the preceding paragraph, on the basis of the information it gained in the course of performing the services referred to above, (A) no facts have come to such counsel’s attention that gave it reason to believe that as of their date or as of the Closing Date, the Prospectuses (other than the financial statements, financial statement schedules and other financial data, either included or incorporated by reference in or omitted from the Prospectuses, or the information derived from the reports of Paul C. Bankes, P. Geo., Don Mills, P. Geol., Ross Pritchard, P. Eng., Luiz Lozada, MAusIMM, GLJ Petroleum Consultants Ltd. and Sproule Unconventional Limited included or incorporated by reference in the Prospectuses, in each case, as to which such counsel expresses no such belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements in the Prospectuses, in the light of the circumstances under which they were made, not misleading; and (B) no facts have come to such counsel’s attention that gave it reason to believe that as of the Time of Sale, the Time of Sale Information (other than the financial statements, financial statement schedules and other financial data, either included or incorporated by reference in or omitted from the Time of Sale Information, or the information derived from the reports of Paul C. Bankes, P. Geo., Don Mills, P. Geol., Ross Pritchard, P. Eng., Luiz Lozada, MAusIMM, GLJ Petroleum Consultants Ltd. and Sproule Unconventional Limited included or incorporated by reference in the Time of Sale Information, in each case, as to which such counsel expresses no such belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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